Exhibit 4.6

DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2019, Cousins Properties Incorporated (collectively, with its subsidiaries, "we," "our," or "us") has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): our Common Stock ($1 par value).
General
The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, as amended (the "Articles of Incorporation"), and our Amended and Restated Bylaws (the "Bylaws"), each of which are incorporated by reference as an exhibit to this Annual Report on Form 10-K, of which this Exhibit 4.6 is a part. We encourage you to read our Articles of Incorporation and our Bylaws for additional information.
Preemptive Rights
Shares of our Common Stock have no preemptive rights.
Dividend Rights
Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of our Common Stock are entitled to dividends when, as and if authorized by our board of directors and declared by us out of funds legally available for that purpose.
Voting Rights
Holders of our Common Stock are entitled to one vote per share on each matter submitted for their vote at any meeting of our stockholders for each share of our Common Stock held as of the record date for the meeting. Holders of our Common Stock are not permitted to cumulate their votes for the election of directors. Our board of directors is not classified.
Liquidation Preference
In the event that we are liquidated, dissolved or wound up, the holders of our Common Stock will be entitled to a pro rata share in any distribution to stockholders, but only after satisfaction of all of our liabilities and those of the prior rights of any outstanding class or series of our stock.
Sinking Fund
Shares of our Common Stock do not have the benefit of any retirement or sinking fund.
Listing
Shares of our Common Stock are traded on the NYSE under the symbol "CUZ."
Provisions of Our Articles of Incorporation and Bylaws
In addition to any vote otherwise required by applicable law, our Articles of Incorporation provide that:

•	any merger or consolidation of us with or into any other corporation;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of related transactions) of all or substantially all of our assets;

•	the adoption of any plan or proposal for the liquidation or dissolution of us; or

•	any reclassification of our securities or recapitalization or our reorganization, requires the affirmative vote of the holders of at least two-thirds of our then outstanding shares of common stock. In addition, any amendment of, or addition to, our Articles of Incorporation or our Bylaws, as amended and restated, which would have the effect of amending, altering, changing, or repealing the foregoing provisions of our Articles of Incorporation requires the affirmative vote of the holders of at least two-thirds of our then outstanding shares of common stock.
The provisions of our Articles of Incorporation described above and those described below under the caption “Restrictions on Transfer” may make it more difficult and, thereby, discourage attempts to take control of us, and may make it more difficult to remove incumbent management. None of these provisions, however, prohibit an offer for all of the outstanding shares of our common stock or a merger between us and another entity. Other than as set forth in this prospectus, our board of directors has no present plans to adopt any additional measures which would discourage a takeover or change in our control.

Exhibit 4.6

Restrictions on Transfer
In order for us to qualify as a REIT under the Internal Revenue Code (the “Code”), not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Because our board of directors believes that it is essential for us to continue to qualify as a REIT, our board of directors has adopted, and our shareholders have approved, provisions of our Articles of Incorporation restricting the acquisition of shares of stock.
Article 11 of our Articles of Incorporation generally prohibits any transfer of shares of stock which would cause the transferee of such shares to “Own” shares in excess of 3.9% in value of our outstanding shares of all classes of stock (the “Limit”). For purposes of Article 11, “Ownership” of shares is broadly defined to include all shares that would be attributed to a “Person” for purposes of determining whether we are “closely held” under Section 856(a)(6) of the Code. The term “Person” is broadly defined to include an individual, corporation, partnership, estate, trust (including a trust qualified under Section 401(a) or 501(c)(1) of the Code), association, private foundation within the meaning of Section 509(a) of the Code, joint stock company, or other entity, and includes a group as that term is used for purposes of Section 13(d)(3) of the Exchange Act, but does not include a corporate underwriter that participates in a public offering of our common stock for a period of seven days following the purchase of our common stock by such underwriter. “Person” does not include an organization that qualifies under Section 501(c)(3) of the Code and that is not a private foundation within the meaning of Section 509(a) of the Code. Article 11 also prohibits any Person, except for Persons who Owned shares in excess of the Limit on December 31, 1986, which we refer to as the Prior Owners, from Owning shares in excess of the Limit. Article 11 further prohibits Prior Owners (including certain family members and other persons whose shares are attributed to such Prior Owners under the relevant sections of the Code) from acquiring any shares not Owned as of December 31, 1986, unless after any such acquisition, such Prior Owner would not Own a percentage of the value of our outstanding shares of stock greater than the percentage of the value of our outstanding shares of stock Owned by such Prior Owner on December 31, 1986, excluding, for the purpose of calculating such Prior Owner’s Ownership percentage after such acquisition, shares acquired since December 31, 1986 through pro rata stock dividends or splits, shareholder approved stock plans, or from Persons whose shares are attributed to such Prior Owner for determining compliance with the stock ownership requirement.
Our Articles of Incorporation allow our board of directors, in the exercise of its sole and absolute discretion, to except from the Limit certain specified shares of stock proposed to be transferred to a Person who provided our board of directors with such evidence, undertakings, and assurances that our board of directors may require that such transfer to such Person of the specified shares of stock will not prevent our continued qualification as a REIT under the Code. Our board of directors may, but is not required to, condition the grant of any such exemption on obtaining an opinion of counsel, a ruling from the Internal Revenue Service, assurances from one or more third parties as to future acquisitions of shares, or such other assurances as our board of directors may deem to be satisfactory.
If, notwithstanding the prohibitions contained in Article 11, a transfer occurs which, absent the prohibitions, would have resulted in the Ownership of shares in excess of the Limit or in excess of those owned by a Prior Owner on December 31, 1986, such transfer is void and the transferee acquires no rights in the shares. Shares attempted to be acquired in excess of the Limit or shares attempted to be acquired by a Prior Owner after December 31, 1986, as the case may be, would constitute “Excess Shares” under Article 11.
Excess Shares have the following characteristics under Article 11:

•	Excess Shares shall be deemed to have been transferred to us as Trustee of a trust (the “Trust”) for the exclusive benefit of the Person or Persons to whom the Excess Shares are later transferred;

•
an interest in the Trust (representing the number of Excess Shares held by the Trust attributable to the particular transferee) shall be transferable by the transferee (1) at a price not exceeding the price paid by such transferee in connection with the transfer to it or (2) if the shares became Excess Shares in a transaction other than for value, at a price not exceeding the Market Price (as defined in our Articles of Incorporation) on the date of transfer, and only to a Person who could Own the shares without the shares being deemed Excess Shares;

•
Excess Shares shall not have any voting rights and shall not be considered for the purposes of any shareholder vote or of determining a quorum for such vote, but shall continue to be reflected as issued and outstanding stock;

•	no dividends or distributions shall be paid with respect to Excess Shares, and any dividends paid in error on Excess Shares are payable back to us upon demand; and

•
Excess Shares shall be deemed to have been offered for sale to us for the period of 90 days following the date on which the shares become Excess Shares, if notice is given by the transferee to us, or the date on which our board of directors determines that such shares are Excess Shares, if notice is not given by the transferee to us. During such 90-day period, we may accept the offer and purchase any or all of such Excess Shares at the lesser of the price paid by the transferee and the Market Price (as defined) on the date we accept the offer to purchase. Before any transfer of Excess Shares to any transferee, we must (1)

Exhibit 4.6

be notified, (2) waive our rights to accept the offer to purchase the Excess Shares, and (3) determine in good faith that the shares do not constitute Excess Shares in the hands of the transferee.
Under Article 11, if any Person acquires shares in violation of the prohibitions in Article 11, and we would have qualified as a REIT under the Code but for such acquisition, that Person must indemnify us in an amount equal to the amount that will put us in the same financial position as we would have been had we not lost our qualified REIT status. Such amount includes the full amount of all taxes, penalties, interest imposed, and all costs (plus interest thereon) incurred by us as a result of losing our qualified REIT status. Such indemnification is applicable until we are again able to elect to be taxed as a REIT. If more than one Person has acquired shares in violation of Article 11 at or prior to the time of the loss of REIT qualification, then all such Persons shall be jointly and severally liable for the indemnity.
Article 11 also requires our board of directors to take such action as it deems advisable to prevent or refuse to give effect to any transfer or acquisition of our stock in violation of Article 11, including refusing to make or honor on our books, or seeking to enjoin, a transfer in violation of Article 11. Article 11 does not limit the authority of our board of directors to take any other action as it deems necessary or advisable to protect us and the interests of our shareholders by preserving our qualified REIT status.
Article 11 further requires any Person who acquires, or attempts to acquire, shares in violation of Article 11 to give us written notice of such transaction and to provide us with such other relevant information as we may request. We can request such information from any Person that we determine, in good faith, is attempting to acquire shares in violation of Article 11.
All certificates representing shares of stock bear a legend referring to the restrictions described above.
Limitation of Directors’ Liability
Our Articles of Incorporation eliminate, subject to certain exceptions, the personal liability of a director to us or our shareholders for monetary damages for breaches of such director’s duty of care or other duties as a director. Our Articles of Incorporation do not provide for the elimination of, or any limitation on, the personal liability of a director for (1) any appropriation, in violation of the director’s duties, of any business opportunity of ours, (2) acts or omissions that involve intentional misconduct or a knowing violation of law, (3) unlawful corporate distributions, or (4) any transaction from which the director derived an improper personal benefit. These provisions of our Articles of Incorporation will limit the remedies available to a shareholder in the event of breaches of any director’s duties to such shareholder or to us.
Under Article VI of our Bylaws, we are required to indemnify any person who is made or threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (including any action by or in our right), by reason of the fact that he is or was a director, officer, agent or employee of ours against expenses (including reasonable attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such proceeding provided that such person shall not be indemnified in any proceeding in which he is adjudged liable to us for:

•	any appropriation, in violation of his duties, of any business opportunity of ours;

•	acts or omissions which involve intentional misconduct or knowing violation of law;

•	unlawful corporate distributions; or

•	any transaction from which such person received improper personal benefit.
Expenses incurred by any person according to the foregoing provisions shall be paid by us in advance of the final disposition of such proceeding upon receipt of the written affirmation of such person’s good faith belief that he has met the standards of conduct required under our Bylaws.
Indemnification Agreements with Directors and Certain Officers
We have entered into indemnification agreements with our directors and certain officers providing contractual indemnification by us to the maximum extent authorized by law.
Shareholder Action
Our Bylaws allow action by our shareholders without a meeting only by unanimous written consent.
Advance Notice for Shareholder Proposals or Nominations at Meetings
In accordance with our Bylaws, shareholders may, (i) nominate persons for election to the board of directors or bring other business before an annual meeting of shareholders and (ii) nominate persons for election to the board of directors at a special meeting of shareholders, only by delivering prior written notice to us and complying with certain other requirements. With respect to any annual meeting of shareholders, such notice must generally be received by our Corporate Secretary no later than the 90th day nor earlier than the 120th day prior to the first anniversary of the preceding year’s annual meeting. With respect to any special

Exhibit 4.6

meeting of shareholders, such notice must generally be received by our Corporate Secretary no later than the 10th day following the day on which the date of the special meeting and either the names of the nominees proposed to be elected at such meeting or the number of directors to be elected is publicly announced or disclosed. Any notice provided by a shareholder under these provisions must include the information specified in our Bylaws.
Georgia Anti-Takeover Statutes
The Georgia Business Corporation Code restricts certain business combinations with “interested shareholders” and contains fair price requirements applicable to certain mergers with certain interested shareholders that are summarized below. The restrictions imposed by these statutes will not apply to a corporation unless it elects to be governed by these statutes. We have not elected to be covered by these restrictions, but, although we have no present intention to do so, could elect to do so in the future.
The Georgia Business Corporation Code regulates business combinations such as mergers, consolidations, share exchanges, and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, and where the acquiror became an interested shareholder of the corporation, unless either:

•
the transaction resulting in such acquiror becoming an interested shareholder or the business combination received the approval of the corporation’s board of directors prior to the date on which the acquiror became an interested shareholder;

•
the acquiror became the owner of at least 90% of the outstanding voting stock of the corporation, excluding shares held by directors, officers, and affiliates of the corporation and shares held by certain other persons, in the same transaction in which the acquiror became an interested shareholder; or

•
the acquiror became the owner of at least 90% of the outstanding voting stock of the corporation, excluding shares held by directors, officers, and affiliates of the corporation and shares held by certain other persons, subsequent to the transaction in which the acquiror became an interested shareholder, and the business combination is approved by a majority of the shares entitled to vote, exclusive of shares owned by the interested shareholder, directors, and officers of the corporation, certain affiliates of the corporation and the interested shareholder and certain employee stock plans.

For purposes of this statute, an interested shareholder generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The statute prohibits business combinations with an unapproved interested shareholder for a period of five years after the date on which such person became an interested shareholder.
The statute restricting business combinations is broad in its scope and is designed to inhibit unfriendly acquisitions.
The Georgia Business Corporation Code also prohibits certain business combinations between a Georgia corporation and an interested shareholder unless:

•	certain “fair price” criteria are satisfied;

•	the business combination is unanimously approved by the continuing directors;

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the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder; or

•	the interested shareholder has been such for at least three years and has not increased his ownership position in such three-year period by more than one percent in any 12-month period.
The fair price statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified “fair price” requirements.